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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ______________________________


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 Amendment No. 3

                                MODEM MEDIA, INC.
                       (Name of Subject Company (Issuer))

                                MODEM MEDIA, INC.
                        (Name of Filing Person (Offeror))


  Certain Options under Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan and Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan
    to Purchase Common Stock, Par Value $.001 per Share, of Modem Media, Inc.
                         Held by Eligible Option Holders
                         (Title of Class of Securities)


                                        *

                      (CUSIP Number of Class of Securities)

                                Sloane Levy, Esq.
                                Modem Media, Inc.
                                 230 East Avenue
                                Norwalk, CT 06855
                               Tel: (203) 299-7000

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

             [_]  third party tender offer subject to Rule 14d-1.
             [X]  issuer tender offer subject to Rule 13e-4.
             [_]  going-private transaction subject to Rule 13e-3.
             [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 607533106.



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                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Modem Media, Inc. with the Securities and Exchange Commission on September 17, 2001 (the "Original Schedule TO") includes as an exhibit Supplement No. 2 dated October 9, 2001 to the original Offer to Exchange dated September 17, 2001. Modem Media, Inc. previously filed the original Offer to Exchange as an exhibit to Amendment No. 1 to the Original Schedule TO. Supplement No. 2 will be distributed to eligible option holders that received the original Offer to Exchange dated September 17, 2001. Supplement No. 2 waives the equity index and stock price decline conditions set forth in Section 6(c)(3) and (4) in the original Offer to Exchange dated September 17, 2001. Supplement No. 2 also waives the condition set forth in Section 6(c)(1) of the original Offer to Exchange for the suspension of trading in securities on the national securities exchanges and in the over-the-counter markets during the period from September 11, 2001 to September 14, 2001.

     The Tender Offer Statement on Schedule TO (as hereby amended, this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, with an exercise price greater than $6 per share, held by certain of our current employees who were not eligible to participate in the previous Offer to Exchange (as filed with the Securities Exchange Commission on April 30, 2001) and who have not received options on or after April 17, 2001, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 17, 2001 (as supplemented by Supplements No. 1 and No. 2, the "Offer to Exchange") and the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Original Schedule TO (the "Letter of Transmittal").

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) Name and Address.

     The name of the issuer is Modem Media, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 230 East Avenue, Norwalk, CT 06855, and its telephone number is (203) 299-7000. The information set forth in the Offer to Exchange under "Information Concerning Modem Media" is incorporated herein by reference.

     (b) Securities.

     This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan and Modem Media . Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan (collectively, the "Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that (i) are held by certain current employees of the Company who did not participate in the previous Offer to Exchange (as filed with the Securities Exchange Commission on April 30, 2001) and who have not received options on or after April 17, 2001 and (ii) have an exercise price greater than $6.00 per share (the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the "Offer". The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

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     (c) Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) Material Terms.

     The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Grant of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("International Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") and in Supplement No. 2 is incorporated herein by reference.

     (b) Purchases.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) Transactions.

     Not applicable.

     (b) Significant Corporate Events.

     Not applicable.

     (c) Negotiations or Contacts.

     Not applicable.

     (d) Conflicts of Interest.

     Not applicable.

     (e) Agreements Involving the Subject Company's Securities.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes.

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     The information set forth in the Offer to Exchange under Section 2
("Purpose of the Offer") is incorporated herein by reference.

     (b) Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) Plans.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) Conditions.

     The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") and in Supplement No. 2 is incorporated herein by reference.

     (c) Expenses.

     Not applicable.

     (d) Borrowed Funds.

     Not applicable.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b) Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or Recommendations.

     Not applicable.

     (b) Employees and Corporate Assets.

     Not applicable.

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ITEM 10.  FINANCIAL STATEMENTS

   (a) Financial Information.

   The financial statements set forth in Item 8, Financial Statements and Supplementary Data of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-21935) and Item 1, Financial Statements of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 are incorporated herein by reference.

   The information set forth in Supplement No. 1 is incorporated herein by reference.

   (b) Pro Forma Information.

   Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

   (a) Agreements, Regulatory Requirements and Legal Proceedings.

   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b) Other Material Information.

   Not applicable.

ITEM 12.  EXHIBITS

  Exhibit Number       Description
  --------------------------------------------------------------------------
  (a)(1)(A)(i)         Offer to Exchange dated Sept 17, 2001, as amended.(1)
  (a)(1)(A)(ii)        Supplement No. 1 to Offer to Exchange dated October 5,
                       2001.(1)
  (a)(1)(A)(iii)       Supplement No. 2 to Offer to Exchange dated October 9,
                       2001.*
  (a)(1)(B)            Form of Letter of Transmittal.(1)
  (a)(1)(C)            Form of Letter to Eligible Option Holders Regarding
                       Offer.(1)
  (a)(1)(D)            Form of Optionee Activity Report.(1)
  (a)(1)(E)            Form of Notice of Withdrawal of Tender.(1)
  (a)(1)(F)            Form of Letter to Tendering Option Holders Regarding
                       Acceptance of Tendered Options.(1)
  (b)                  Not applicable.
  (d)(1)               Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive
                       plan, previously filed with the Commission on February 9, 2000 as Exhibit 99.1 to the Company's Registration
                       Statement on Form S-8, Registration No. 333-96483, which is incorporated herein by reference.
  (d)(2)               Modem Media . Poppe Tyson, Inc. Amended and Restated 1997
                       Stock Option Plan, previously filed with the Commission on January 28, 1999 as Exhibit 10.9 to Amendment No. 5 to the Company's Registration Statement on Form S-1,
                       Registration No. 333-68057, which is incorporated herein by reference.
  (d)(3)               Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan
                       - 2000 UK Approved Rules.(1)
  (d)(4)               Forms of award agreement under the Modem Media . Poppe
                       Tyson, Inc. 1999 Stock Incentive Plan.(1)
  (d)(5)               Forms of award agreement under the Modem Media . Poppe
                       Tyson, Inc. Amended and Restated 1997 Stock Option
                       Plan.(1)
  (g)                  Not applicable.
  (h)                  Not applicable.

____________________________

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*Filed herewith.

(1)  Previously filed.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule TO is true, complete and correct.

                                      Modem Media, Inc.

                                      /s/ Marc C. Particelli
                                      ---------------------------------------

                                      Marc C. Particelli
                                      Chief Executive Officer

Date: October 9, 2001

                                INDEX TO EXHIBITS

  Exhibit Number      Description
  ------------------------------------------------------------------------------
  (a)(1)(A)(i)        Offer to Exchange dated Sept 17, 2001, as amended.(1)
  (a)(1)(A)(ii)       Supplement No. 1 to Offer to Exchange dated October 5,
                      2001(1)
  (a)(1)(A)(iii)      Supplement No. 2 to Offer to Exchange dated October 9,
                      2001.*
  (a)(1)(B)           Form of Letter of Transmittal.(1)
  (a)(1)(C)           Form of Letter to Eligible Option Holders Regarding
                      Offer.(1)
  (a)(1)(D)           Form of Optionee Activity Report.(1)
  (a)(1)(E)           Form of Notice of Withdrawal of Tender.(1)
  (a)(1)(F)           Form of Letter to Tendering Option Holders Regarding
                      Acceptance of Tendered Options.(1)
  (b)                 Not applicable.
  (d)(1)              Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan,
                      previously filed with the Commission on February 9, 2000 as Exhibit 99.1 to the Company's Registration Statement on
                      Form S-8, Registration No. 333-96483, which is incorporated herein by reference.
  (d)(2)              Modem Media . Poppe Tyson, Inc. Amended and Restated 1997
                      Stock Option Plan, previously filed with the Commission on January 28, 1999 as Exhibit 10.9 to Amendment No. 5 to the
                      Company's Registration Statement on Form S-1, Registration
                      No. 333-68057, which is incorporated herein by reference.
  (d)(3)              Modem Media . Poppe Tyson, Inc. 1999 Stock Incentive Plan
                      - 2000 UK Approved Rules.(1)
  (d)(4)              Forms of award agreement under the Modem Media . Poppe
                      Tyson, Inc. 1999 Stock Incentive Plan.(1)
  (d)(5)              Forms of award agreement under the Modem Media . Poppe
                      Tyson, Inc. Amended and Restated 1997 Stock Option
                      Plan.(1)
  (g)                 Not applicable.
  (h)                 Not applicable.

_______________________

*Filed herewith.

1. Previously filed.

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